                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF AUGUST, 1998

                          ROYAL CARIBBEAN CRUISES LTD.
--------------------------------------------------------------------------------

                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)





         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

               FORM 20-F     X                    FORM 40-F
                           -----                              -----

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                YES                                  NO    X
                      -----                              -----

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 _____].

                           CONTACT:  LYNN MARTENSTEIN OR RICH STECK
                                     (305) 539-6573


                                               FOR IMMEDIATE RELEASE
                                               ---------------------


                        ROYAL CARIBBEAN DECLARES DIVIDEND
                        ---------------------------------

MIAMI -- August 17, 1998 -- The Board of Directors of Royal Caribbean Cruises Ltd. (NYSE:RCL; OSE:RCL) has declared a quarterly dividend of nine cents per share for common stock shareholders of record at the close of business on September 1, 1998, payable on September 30, 1998.

         This is the 20th consecutive quarter Royal Caribbean's Board of Directors has voted to declare a dividend to common stock shareholders, and, on a post-stock-split basis, represents an increase of 1.5 cents per share over previous quarterly dividends.

         Royal Caribbean Cruises Ltd. is a global cruise company operating two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands' combined fleet consists of 17 vessels in service. Three Eagle-class ships are on order for the Royal Caribbean International brand, the first of which, VOYAGER OF THE SEAS, is scheduled for service in 1999, followed by two sister vessels scheduled for delivery in 2000 and 2002. Contracts have been signed for the construction of one Vantage-class vessel scheduled for delivery to the Royal Caribbean International brand in 2001 and two Millennium-class vessels scheduled for delivery to the Celebrity Cruises brand in 2000 and 2001. The ships currently visit Alaska, the Bahamas, Bermuda, the Caribbean, Europe, the Far East, Hawaii, Mexico, Panama Canal, Russia and Scandinavia. For additional information about Royal Caribbean, visit the company's Internet sites on the World Wide Web at http://www.royalcaribbean.com, http://www.celebrity-cruises.com or http://www.rclinvestor.com.

                                      # # #

                                      # # #

                                       Contact:  Lynn Martenstein or Rich Steck
                                                 (305) 539-6573

                              FOR IMMEDIATE RELEASE

              ROYAL CARIBBEAN REPORTS RECORD SECOND QUARTER RESULTS
              -----------------------------------------------------

MIAMI - July 27, 1998 - Royal Caribbean Cruises Ltd. (NYSE, OSE:RCL) reported a 93% increase in second quarter income before the extraordinary item in 1997 and the $9.0 million charge in the current quarter, related to a previously announced plea agreement with the U. S. Department of Justice. On a comparable basis, income for the quarter reached $88.8 million or $0.97 per share (diluted) compared to $45.9 million or $0.65 per share in 1997. After the plea agreement and the extraordinary item, net income for the quarter was $79.8 million or $0.87 per share compared to $38.4 million or $0.55 per share. Included in the current quarter results is a $31.0 million gain on the sale of SONG OF AMERICA and a $32.0 million writedown of VIKING SERENADE to reflect its estimated fair market value.

         ON JUNE 23, 1998 THE COMPANY ANNOUNCED THAT ITS BOARD OF DIRECTORS APPROVED A TWO-FOR-ONE STOCK SPLIT EFFECTED IN THE FORM OF A STOCK DIVIDEND EFFECTIVE JULY 31, 1998. NONE OF THE PER SHARE DATA HAVE BEEN ADJUSTED TO REFLECT THE STOCK SPLIT.

         Second quarter revenues increased 63% to $656.5 million compared to $403.5 million for the same period in 1997. The increase in revenues was due primarily to a 63% increase in capacity; approximately two thirds from the merger with Celebrity Cruises and one third from additions in the Royal Caribbean International fleet. Occupancy in the second quarter reached 105.0% versus 104.8% in 1997. Operating income (excluding the plea agreement) increased 94% to $130.5 million for the second quarter of 1998 from $67.4 million for the same period in 1997, as a result of increased capacity, higher ticket prices, lower operating costs, and improved marketing, selling & administrative expenses as a percent of revenues.

                                     MORE...

ROYAL CARIBBEAN REPORTS RECORD SECOND QUARTER RESULTS
-----------------------------------------------------

       2-2-2-2

For the six-month period ended June 30, 1998, revenues increased 65% to $1.3 billion compared to $798.1 million in 1997. The increase was driven almost entirely as a result of a 64% capacity increase. Occupancy for the first six months was 104.8% versus 104.1% the prior year. Operating income (excluding the plea agreement) was $250.0 million compared to $128.0 million in 1997, as a result of increased capacity, higher ticket pricing, lower operating costs, and improved marketing, selling & administrative expenses as a percent of revenues. Net income, for the first half, increased to $157.3 million, or $1.72 per share (diluted) as compared to $76.8 million, or $1.12 per share in 1997.

         "Both the Royal Caribbean International and Celebrity Cruises brands operated at record levels for the quarter, resulting in improved operating margins and earnings," said Richard D. Fain, Chairman and Chief Executive Officer. "The fundamentals of the cruise industry remain very strong and both of our great brands continue to perform exceedingly well in their respective market segments."

         Royal Caribbean Cruises LTD. is a global cruise company operating two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands' combined fleet consists of 17 vessels in service; three Eagle-class ships on order, the first of which, VOYAGER OF THE SEAS is scheduled for service in 1999, followed by two sister vessels scheduled for delivery in 2000 and 2002; and signed contracts for the construction of one Vantage-class vessel scheduled for delivery in 2001 and two Millennium-class vessels scheduled for delivery in 2000 and 2001. The ships currently visit Alaska, the Bahamas, Bermuda, the Caribbean, Europe, the Far East, Hawaii, Mexico, Panama Canal, Russia and Scandinavia. For additional information about Royal Caribbean, visit the company's Internet sites on the World Wide Web at http://www.royalcaribbean.com, http://www.celebrity-cruises.com or http://www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, weather and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                            (FINANCIAL TABLES FOLLOW)

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited, in thousands, except per share data)


                                                      SECOND QUARTER ENDED                   SIX MONTHS ENDED
                                                           JUNE 30,                              JUNE 30,
                                                  -----------------------------         ---------------------------
                                                      1998            1997                  1998           1997
                                                  ------------   --------------         ------------   ------------
Revenues                                          $    656,456   $      403,467         $  1,316,233   $    798,057
                                                  -----------------------------         ---------------------------
Expenses
  Operating                                            402,585          251,388              798,995        505,707
  Marketing, selling and administrative                 84,967           57,132              181,259        110,883
  Depreciation and amortization                         47,371           27,550               94,985         53,433
                                                  -----------------------------         ---------------------------
                                                       534,923          336,070            1,075,239        670,023
                                                  -----------------------------         ---------------------------


Operating Income                                       121,533           67,397              240,994        128,034
                                                  -----------------------------         ---------------------------

Other Income (Expense)
  Interest income                                        4,342              504                6,921            962
  Interest expense, net of capitalized interest        (43,662)         (21,141)             (86,218)       (43,246)
  Other Income (expense)                                (2,443)            (842)              (4,390)        (1,351)
                                                  -----------------------------         ---------------------------
                                                       (41,763)         (21,479)             (83,687)       (43,635)
                                                  -----------------------------         ---------------------------

Income Before Extraordinary Item                        79,770           45,918              157,307         84,399
Extraordinary Item                                          --           (7,558)                  --         (7,558)
                                                  -----------------------------         ---------------------------
Net Income                                        $     79,770   $       38,360         $    157,307   $     76,841
                                                  =============================         ===========================

Basic Earnings per Share
  Income before extraordinary item                $       0.91   $         0.67         $       1.82   $       1.25
  Extraordinary item                                        --            (0.12)                  --          (0.12)
                                                  -----------------------------         ---------------------------
  Net income                                      $       0.91   $         0.55         $       1.82   $       1.13
                                                  =============================         ===========================

Diluted Earnings Per Share
  Income before extraordinary item                $       0.87   $         0.65         $       1.72   $       1.23
  Extraordinary item                                        --            (0.10)                  --          (0.11)
                                                  -----------------------------         ---------------------------
  Net income                                      $       0.87   $         0.55         $       1.72   $       1.12
                                                  =============================         ===========================

Weighted average shares outstanding                 91,317,762       70,161,929           91,518,991     68,498,914
                                                  =============================         ===========================

----------------------------
Note: On June 23, 1998, the Company announced that its Board of Directors approved a two-for-one stock split effected in the form of a stock dividend effective July 31, 1998. On a proforma basis, earnings per share after giving effect to the two-for-one stock split on July 31, 1998 would have been as follows:

Basic Earnings per Share
  Income before extraordinary item                $       0.45   $         0.33         $       0.91   $       0.63
  Extraordinary item                                        --            (0.06)                  --          (0.06)
                                                  -----------------------------         ---------------------------
  Net income                                      $       0.45   $         0.27         $       0.91   $       0.57
                                                  =============================         ===========================

Diluted Earnings Per Share
  Income before extraordinary item                $       0.44   $         0.32         $       0.86   $       0.62
  Extraordinary item                                        --            (0.05)                  --          (0.06)
                                                  -----------------------------         ---------------------------
  Net income                                      $       0.44   $         0.27         $       0.86   $       0.56
                                                  =============================         ===========================

Weighted average shares outstanding                182,635,524      140,323,858          183,037,982    136,997,827
                                                  =============================         ===========================

-------------------------------------------------------------------------------

                                   STATISTICS



                                                         SECOND QUARTER                         YEAR TO DATE
                                                  -----------------------------         ---------------------------
                                                      1998            1997                  1998           1997
                                                  ------------   --------------         ------------   ------------
Occupancy as a percentage of total capacity             105.0%           104.8%               104.8%         104.1%

Passenger Cruise Days                                2,889,536        1,765,459            5,697,040      3,454,955

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ROYAL CARIBBEAN CRUISES LTD.
                                    --------------------------------
                                             (Registrant)



Date:    August 28, 1998            By: /s/ RICHARD J. GLASIER
                                        -----------------------------
                                        Richard J. Glasier
                                        Executive Vice President
                                          and Chief Financial Officer